Exhibit 99.1

MIND CTI Reports Record Quarterly Revenues of $5.7 Million

* MIND CTI to Host Annual Meeting of Shareholders

Yoqneam, Israel, May 12, 2014 — MIND C.T.I. Ltd. (MNDO), a leading provider of convergent end-to-end prepaid/postpaid billing and customer care product based solutions for service providers as well as unified communications analytics and call accounting solutions for enterprises, today announced results for its first quarter ended March 31, 2014.

The following will summarize our major achievements in the first quarter of 2014 as well as our business. Full financial results can be found in the Investors section of our website at www.mindcti.com/investor/PressReleases.asp and in our Form 6-K filed with the Securities and Exchange Commission.

Financial Highlights

•	Revenues were $5.70 million, up 12% sequentially from the fourth quarter of 2013 and up 28% as compared to $4.44 million in the first quarter of 2013.
•	Operating income was $1.15 million or 20% of revenue, up 17% sequentially from the fourth quarter of 2013 and compared with $140 thousand in the first quarter of 2013.
•	Net income was $1.0 million or $0.05 per share, compared with $162 thousand or $0.01 per share in the first quarter of 2013.
•	One new win and follow on orders.
•	Cash flow from operating activities was $1.0 million.

As of March 31, 2014 we had 357 employees in our four offices, compared with 350 as of March 31, 2013.

"We are pleased with our solid first quarter results and with our backlog, which reflect ongoing demand for MIND products and services and consistent execution.  We expect that the impact of our previously announced latest large wins will be significant both to our revenues and to our margins for the next few quarters as we recognize the deployments based on percentage of completion recognition method, “said Monica Iancu, MIND CTI CEO.

Iancu continued: “We started implementation of MIND’s largest win ever, with an existing customer in East Europe that will replace other platforms they currently use with MIND’s truly real-time convergent platform. This significant win that we announced in December 2013, is a multi-million dollar deal and we expect to recognize its revenue during a phased implementation within the next eight to ten quarters. We are excited when we win new business, but just as excited when existing customers enhance their relationship with us, showing their appreciation for our technology and support. We expect to close new agreements of both types in the near term.”

Cash Position and Annual Dividend Distribution

The cash position including available for sale securities was $17.6 million as of March 31, 2014.

As previously announced, the Board declared on February 25, 2014 a cash dividend of $0.24 per share before withholding tax. The record date was March 12, 2014 and the payment date was March 26, 2014. Tax was withheld at a rate of 25%.

The dividend declared and distributed was approximately $4.54 million – approximately $3.36 million that was paid to the shareholders in March 2014 and approximately $1.18 million was paid for the withholding tax to the Israeli Tax authority in April 2014.

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Revenue Distribution for Q1 2014

Sales in the Americas represented 69%, sales in Europe represented 21% and the rest of the world represented 10% of total revenue.

Revenue from customer care and billing software totaled $4.72 million, while revenue from enterprise call accounting software totaled $0.98 thousand.

Revenue from licenses was $1.32 million, or 23.2% of total revenue, while revenue from maintenance and additional services was $4.38 million, or 76.8%.

One Win and Follow-on Orders

The new win is with an existing customer in Israel that decided to significantly enhance a MIND existing platform to enable an MVNO to operate on two carriers’ networks simultaneously. In North America we received orders for license upgrades and enhancements for our Pay in Advance models and for Number Portability Transfer Process support.

AGM

MIND also announced today that its 2014 Annual General Meeting of Shareholders will be held on August 4, 2014, at 10:00 A.M. (Israel time), at the offices of the Company, Industrial Park, Building 7, Yoqneam 2069202, Israel.

Shareholders of record at the close of business on July 3, 2014 are entitled to vote at the Meeting. All shareholders are cordially invited to attend the Meeting in person. Proxy statements and proxy cards for use by shareholders that cannot attend the meeting in person will be sent by mail.

The agenda of the meeting is as follows:

(i)	to re-appoint BrightmanAlmagor Zohar (member of Deloitte Touche Tohmatsu), as the Company’s independent auditor until the close of the following Company’s Annual General Meeting and to authorize the Board of Directors of the Company to determine its remuneration or to delegate the Audit Committee thereof to do so; and

(ii)	to elect Mr. Joseph Tenne for a three-year term of office as an External Director (as such term is defined in the Israeli Companies Law 5759-1999);

(iii)	to elect Mr. Meir Nissensohn for a three-year term of office as an External Director;

(iv)	to re-elect Mr. Mihail Rotenberg, the chairman of the Company’s Board, for position of Class II member of the Board;

(v)	to approve Ms. Monica Iancu's bonus for 2013;

(vi)	to approve Ms. Monica Iancu's bonus plan for 2014-2016;

(vii)	to discuss the Company’s audited financial statements for the year ended December 31, 2013.

About MIND

Cautionary Statement for Purposes of the "Safe Harbor" Provisions of the Private Securities Litigation Reform Act of 1995: All statements other than historical facts included in the foregoing press release regarding the Company's business strategy are "forward-looking statements." These statements are based on management's beliefs and assumptions and on information currently available to management. Forward-looking statements are not guarantees of future performance, and actual results may materially differ. The forward-looking statements involve risks, uncertainties, and assumptions, including the risks discussed in the Company's filings with the United States Securities Exchange Commission. The Company does not undertake to update any forward-looking information.

For more information please contact:

Andrea Dray

MIND CTI Ltd.

Tel: +972-4-993-6666

investor@mindcti.com

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MIND C.T.I. LTD.

CONDENSED CONSOLIDATED STATEMENTS OF OPERATIONS

	Three months		Year ended
	ended March 31,		December 31,
	2014	2013	2013
	Unaudited		Audited
	U.S. $ in thousands
	(except per share data)

Revenues	$5,697	$4,443	$18,480
Cost of revenues	2,809	2,257	7,871
Gross profit	2,888	2,186	10,609
Research and development expenses	970	1,190	5,030
Selling and marketing expenses	327	418	1,694
General and administrative expenses	443	438	1,726
Operating income	1,148	140	2,159
Financial income - net	74	133	163
Income before taxes on income	1,222	273	2,322
Income tax expense	222	111	137
Net income for the period	$1,000	$162	$2,185

Earning per ordinary share:

Basic and diluted	$0.05	$0.01	$0.12

Weighted average number of ordinary shares used
in computation of earnings per ordinary share -
in thousands:

Basic	18,898	18,819	18,869

Diluted	18,915	18,867	18,890

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MIND C.T.I. LTD.

CONDENSED CONSOLIDATED BALANCE SHEETS

	March 31,	December 31,
	2014	2013
	Unaudited	Audited
	U.S. $ in thousands
A s s e t s
CURRENT ASSETS:
Cash and cash equivalents	$10,256	$8,212
Short term bank deposits	3,856	8,266
Marketable securities	2,993	2,836
Accounts receivable:
Trade	1,433	1,241
Other	122	165
Prepaid expenses	248	221
Deferred cost of revenues	55	63
Deferred taxes	123	256
Inventory	10	10
Total current assets	19,096	21,270

INVESTMENTS AND OTHER NON CURRENT ASSETS:
Available for sale securities	516	517
Severance pay fund	1,625	1,673
Deferred cost of revenues	-	44
Deferred taxes	40	40
PROPERTY AND EQUIPMENT, net of accumulated depreciation
and amortization	635	650
GOODWILL	5,430	5,430
Total assets	$27,342	$29,624

Liabilities and shareholders’ equity
CURRENT LIABILITIES :
Accounts payable and accruals:
Trade	$210	$525
Other	3,026	1,153
Deferred revenues	4,440	4,796
Total current liabilities	7,676	6,474
LONG TERM LIABILITIES :
Deferred revenues	345	357
Employee rights upon retirement	1,783	1,804
Total liabilities	9,804	8,635

SHAREHOLDERS’ EQUITY:
Share capital	54	54
Additional paid-in capital	25,672	30,196
Accumulated other comprehensive income	8	31
Differences from translation of foreign currency financial statements of a subsidiary	(939)	(958)
Treasury shares	(2,210)	(2,287)
Accumulated deficit	(5,047)	(6,047)
Total shareholders’ equity	17,538	20,989
Total liabilities and shareholders’ equity	$27,342	$29,624

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MIND C.T.I. LTD.

CONSOLIDATED STATEMENTS OF CASH FLOWS

	Three months		Year ended
	ended March 31,		December 31,
	2014	2013	2013
	Unaudited		Audited
	U.S. $ in thousands
Cash flows from operating activities:
Net income	$1,000	$162	$2,185
Adjustments to reconcile net income to net cash provided by
operating activities:
Depreciation and amortization	64	61	250
Amortized cost from available for sale securities	8	-	1
Deferred income taxes, net	133	-	(157)
Accrued severance pay	(14)	56	77
Unrealized loss (gain) from marketable securities, net	(23)	-	6
Capital loss (gain) on sale of property and equipment - net	-	2	(5)
Employees share-based compensation expenses	20	21	58
Realized gain on sale of available for sale securities	(39)	-	-
Changes in operating asset and liability items:
Decrease (increase) in accounts receivable:
Trade	(191)	(412)	(390)
Other	42	(28)	(15)
Decrease in prepaid expenses and deferred cost of revenues	25	321	351
Decrease in inventories	-	-	3
Increase (decrease) in accounts payable and accruals:
Trade	(315)	76	412
Other	691	305	1
Increase (decrease) in deferred revenues	(369)	1,343	2,413
Net cash provided by operating activities	1,032	1,907	5,190

Cash flows from investing activities:
Purchase of property and equipment	(49)	(60)	(240)
Sale of available for sale securities	522	-	-
Severance pay funds	41	(42)	(162)
Investment in short term bank deposits	-	-	(2,559)
Investment in marketable securities	(134)	-	(2,842)
Investment in available for sale securities	(513)	-	-
Proceeds from short term bank deposits	4,429	3,226	-
Proceeds from sale of property and equipment	-	10	26
Net cash provided by (used in) investing activities	4,296	3,134	(5,777)
Cash flows from financing activities:
Employee stock options exercised and paid	77	73	73
Dividend paid	(3,362)	-	(4,532)
Net cash provided by (used in) financing activities	(3,285)	73	(4,459)
Translation adjustments on cash and Cash equivalents	1	(76)	(52)
Increase (decrease) in cash and cash equivalents	2,044	5,038	(5,098)
Balance of cash and cash equivalents at beginning
Of period	8,212	13,310	13,310
Balance of cash and cash equivalents at end of period	$10,256	$18,348	$8,212
Non-cash financing activities:
Withholding tax payable from dividend paid	$1,182	$-	$-

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